

April 9, 2024

Carey Chen
Chief Executive Officer
Fathom Digital Manufacturing Corporation
1050 Walnut Ridge Drive
Hartland, WI 53029

> **Re: Fathom Digital Manufacturing Corporation**
> **Schedule 13E-3 filed March 20, 2024**
> **File No. 005-92781**
> **Preliminary Proxy Statement on Schedule 14A filed March 20, 2024**
> **File No. 001-39994**

Dear Carey Chen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed March 20, 2024

Special Factors, page 22

1. The second paragraphs on page 22 and on page 11 each refer to the term "Excluded Holders," which is not defined anywhere in the proxy statement. Please revise.

Recommendation of the Fathom Board, page 43

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Board has expressly adopted the Special Committee's analysis, conclusions, and determination as to fairness and that the Parent Entities have expressly adopted the analysis and resulting conclusions of the Fathom Board and the Special Committee. However, it does not appear that either such analysis includes the factor

described in clause (vi) of the Instructions to Item 1014 or explain why such factor was not deemed material or relevant to either the Board's or the Parent Entities' fairness determinations. Please also note that the disclosure on page 120 only indicates that Fathom, OpCo, Parent, Company Merger Sub or LLC Merger Sub and their respective affiliates have purchased shares in the past sixty days, as opposed to the time period referenced in Item 1002(f) of Regulation M-A. In addition, with respect to the Parent Entities only, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Parent Entities believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Certain Assumptions, page 47

3.   With a view towards improved disclosure, please explain the difference between "revenue growth by customer/site for each year presented," which is not disclosed on page 48, and revenue growth per year disclosed in the tables on page 48. Given the potential value to shareholders in assessing the projections and the fairness advisor's analyses conducted in reliance on such projections, please consider quantifying the "revenue growth by customer/site for each year presented" and specify, if applicable, whether different assumptions for revenue growth per customer/site apply to Scenario 1 as compared to Scenario 2.

4.   With a view towards improved disclosure, please also consider quantifying the net benefits from the anticipated 2024 closing of the Miami Lakes operations and the increases in compensation referenced in bullet point 4 on page 47. Please also specify if different assumptions for these items apply to Scenario 1 as compared to Scenario 2.

5.   Please consider providing a brief description and quantifying the items referenced in footnote 2 to the tables on page 48, e.g. change in the estimated fair value of the company's warrants or earnout shares, optimization plan expenses, goodwill impairments, etc.

Fees and Expenses, Prior Relationships, page 57

6.   Disclosure on the top of page 58 indicates that "[d]uring the two years preceding the date of the opinion, Kroll, LLC has provided certain compliance risk and diligence services to CORE or portfolio companies of CORE. For these prior engagements, Kroll, LLC received customary fees, expense reimbursement and indemnification." Please revise to disclose these amounts.

Position of the Parent Entities as to the Fairness of the Merger, page 58

7.   While we note that the Fathom Board has indicated on page 43 that it believes that the Merger "is fair to the 'unaffiliated security holders,' as such term is defined in Rule 13e-3 under the Exchange Act," we note that disclosure on pages 58 and 59 indicates that the Parent Entities believe that the Merger is substantively and procedurally fair to "Unaffiliated Stockholders," a defined term that appears to be a subset of the term

"unaffiliated security holder." Please refer to Exchange Act Rule 13e-3(a)(4) and (e)(ii), Item 1014(a) of Regulation M-A and Item 8 of Schedule 13E-3. Please revise or advise why such current disclosure is fully responsive to the description set forth in Item 1014(a).

<u>Certain Effects of the Merger for the Parent Entities, page 65</u>

8.   Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Steven J. Gavin